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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                          _________________________

                                  SCHEDULE TO
                                 (Rule 13e-4)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                               (Amendment No. 1)
                               (Final Amendment)
                          _________________________

                               TUT SYSTEMS, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))
                          _________________________

         Options to Purchase Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)
                          _________________________

                                   901103101
       (CUSIP Number of Class of Securities of Underlying Common Stock)

                               Salvatore D'Auria
                     President and Chief Executive Officer
                               Tut Systems, Inc.
                          5964 West Las Positas Blvd.
                         Pleasanton, California  94588
                                (925) 460-3900
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                          _________________________

                                  Copies to:
                            Steven E. Bochner, Esq.
                             Jill L. Nissen, Esq.
                       Wilson Sonsini Goodrich & Rosati,
                           Professional Corporation
                              650 Page Mill Road
                       Palo Alto, California  94304-1050
                                (650) 493-9300

                           CALCULATION OF FILING FEE

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
   Transaction Valuation*                           Amount of Filing Fee
--------------------------------------------------------------------------------
       $4,387,417                                          $877
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
 * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,456,114 shares of common stock of Tut Systems, Inc. having an aggregate value of $4,387,417 as of May 10, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $877.
Form or Registration No.:  Schedule TO
Filing party:  Tut Systems, Inc.
Date filed:  May 11, 2001.

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     [_]  third party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [_]  going-private transaction subject to Rule 13e-3.
     [_]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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                             INTRODUCTORY STATEMENT

     This Final Amendment to the Tender Offer Statement on Schedule TO filed by Tut Systems, Inc. with the Securities and Exchange Commission on May 11, 2001 (the "Schedule TO"), reports the final results of our offer to eligible employees to exchange certain options to purchase shares of our common stock granted under our 1992 Stock Plan, our 1998 Stock Plan and our 1999 Nonstatutory Stock Option Plan for new options to purchase shares of our common stock granted under our 1998 Stock Plan or our 1999 Nonstatutory Stock Option Plan upon the terms and subject to the conditions described in the Offer to Exchange dated May 11, 2001, and the related memorandum from Janice Ramsey dated May 11, 2001, the Election Form, the Notice the Change Election from Accept to Reject and the Promise to Grant New Option (which together constitute the "offer").

Item 4.  Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended to add the following sentences:

     The offer expired at 12:00 midnight, New York City time, on June 8, 2001. Pursuant to the offer, we have accepted for cancellation options to purchase 1,056,948 shares of Tut System, Inc. common stock. Subject to the terms and conditions of the offer, we will grant new options to purchase 1,056,948 shares of Tut System, Inc. common stock on December 13, 2001 in exchange for the options surrendered in the offer.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                    TUT SYSTEMS, INC.

                                    /s/ Nelson Caldwell
                                    --------------------------------
                                    Nelson Caldwell
                                    Chief Financial Officer

Date: June 29, 2001